Exhibit 99.1

1 June, 2012

ICON plc
Purchase of Own Securities

Further to the announcement on 22 November, 2011 of a share repurchase programme, ICON plc (“the Company”) announces that on 31 May, 2012 it purchased for cancellation 20,000 Ordinary Shares, at an average price of $21.5367.

Following the cancellation of these shares, the Company will have 59,927,431 Ordinary Shares in issue.